Offering Statement for Consumer Cooperative Group, Inc

Date: June 7, 2020

Name	Position	Year Appointed	Full-Time with Company
Officers			
Tanen Ankh Aha Andrews	Founder, President, CEO	2017	Yes

Number of current employees for Consumer Cooperative Group, Inc
"ONE"

Risk Factors

THE FUTURE OPERATION OF CONSUMER COOPERATIVE GROUP, INC (COMPANY) IS SPECULATIVE AND INVOLVES A DEGREE OF RISK. THERE IS NO GUARANTEE OR COMMITMENT OR OBLIGATION OF THE COMPANY THAT IT WILL BE SUCCESSFUL OR THAT IT WILL REMAIN IN EXISTENCE LONG ENOUGH FOR THE COMPANY TO PAY BACK ALL OF THE INVESTMENT THAT IT HAS RECEIVED.

1. Operations of the Company: The likelihood of success of the Company must be considered in case of problems, expenses, complications and delays encountered in connection with the building and operating business enterprises.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Economy: An increase in interest rates or a depressed job market would hinder our ability to find suitable renters and purchasers for our properties.

4. Competition: The Austin, Dallas, Tx area real estate market continues to attract investment capital from other local investors and national and international investors. We will be in direct competition with these market participants and may be outbid on target expansion properties.

5. Force Majeure: Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity: There is no established market or exchange for the resale of the

Class A Common Stock. An Investor seeking to sell their Class A Common Stock may have great difficulty in finding a buyer and may find no buyers for their Class A Common Stock.

7. Limited Transferability of Securities: The Investor should be fully aware of the long–term nature of his or her financial support of the Company. The Class A Common Stock may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Class A Common Stock for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Class A Common Stock after meeting all requirements, there may be no buyers for the Class A Common Stock. There is no market or exchange where the Support may offer their Class A Common Stock for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Class A Common Stock must bear the economic risk inherent in the investment for an indefinite period of time.

8. Risk of Litigation: If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors: It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be Taxed.

10. Speculative Determination of Offering Price: The price of the Class A Common Stock being offered hereby was speculatively determined by the Company based upon a large number of assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Class A Common Stock in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business: The Company is newly formed and has no operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Investor Refund

As an investor in the Consumer Cooperative Group, Inc, if the sum of the investment commitments does not equal or exceed the target offering amount $5,000 at the offering deadline December 1, 2020 no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Over Subscription

Consumer Cooperative Group, Inc can go up to $1,070,000 and will accept over—subscriptions and will be allocated on a first come first serve basis.

Investor Cancellation

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline of 12/2020.

(2) Buy The Block intermediary will notify investors when the target offering amount has been met.

(3) If Consumer Cooperative Group, Inc reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

(4) If an investor does not cancel an investment commitment before the 48—hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Minority Owners

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

Firm Information

All Regulation CF offerings are conducted through Buy The Block Funding Portal, LLC ("Portal"), CRD/FPRD number) is 287496 a FINRA/SEC registered funding–portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal, LLC:

Buy The Block

Buy The Block, LLC an equity crowdfunding intermediary DOES NOT have any financial interests in Consumer Cooperative Group, Inc. All Regulation CF offerings are conducted through Buy The Block Funding Portal Inc. ("Portal"), a FINRA/SEC registered funding–portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal Inc.:

Buy the Block's FINRA Organization ID Number (aka CRD/FPRD number) is 287496 Lynn Smith lynn@buytheblock.com

Consumer Cooperative Group, Inc Disclosure

Consumer Cooperative Group, Inc does have debt in respect to this business or the offering.

Consumer Cooperative Group, Inc did not conduct any exempt offerings within the past three years.

Consumer Cooperative Group, Inc has not conducted any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12–month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act. No persons had or is to have a direct or indirect material interest.

Risk and Uncertainties

Consumer Cooperative Group, Inc and notes thereto for the period ending December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Company: The likelihood of success of the Company must be considered considering the problems, expenses, complications and delays frequently encountered in connection with a startup.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Economy. An increase in interest rates or a depressed job market would hinder our ability to find suitable renters and purchasers for our properties.

4. Competition. The Austin, Dallas, TX real estate market continues to attract investment capital from other local operators and national and international investors. We will be in direct competition with these market participants and may be outbid on target properties.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Class A Common Stock. An Investor seeking to sell their Class A Common Stock may have great difficulty in finding a buyer and may find no buyers for their Class A Common Stock.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Class A Common Stock may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Class A Common Stock for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Class A Common Stock after meeting all requirements, there may be no buyers.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10.   Speculative Determination of Offering Price. The price of the Class A Common Stock being offered hereby
was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Class A Common Stock indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Class A Common Stock in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

For Consumer Cooperative Group, Inc, there are no matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016.

Investor Updates
Consumer Cooperative Group, Inc will provide investors updates regarding the progress of the business on a semi–annual basis meeting the target offering amount, to be provided in accordance with §227.203.

Consumer Cooperative Group, Inc investors will be able to obtain the bi–annual report, by 06/15 & 12/31 at
www.ccg.coop/bi-annual-reports

Consumer Cooperative Group, Inc issuers or any of its predecessors has not previously failed to comply with the ongoing reporting requirements of § 227.202.

Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

This document is generated by a website that is operated by Buy the Block, LLC (BTB) which is not a registered broker–dealer. BTB does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. BTB has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither BTB nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Regulation CF offerings are conducted through Buy The Block Funding Portal Inc. ("Portal"), an affiliate of Buy The Block, and a FINRA/SEC registered funding–portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal Inc.:

Buy The Block and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start–up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry Valuations.

Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start–up investing, start–ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of

different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5−7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward−looking statements. You should not place undue reliance on forward−looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements.

Any forward−looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward−looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward−looking statements, even if new information becomes available in the future.

The Company
Consumer Cooperative Group, Inc was formed under the laws of the State of Oregon on January 27, 2017 located at 5900 Balcones Dr Ste 100, Austin, TX 78731.

Eligibility
The following are true for Consumer Cooperative Group, Inc:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

NO

Founder and Directors of the Company
The following individuals (or entities) represent the company as an officer or promoter of the offering:

Tanen Ankh Aha Andrews, Founder and CEO of Consumer Cooperative Group Inc, has been a real estate investor for over a 25 years. He first started his real estate investment business in 1995, alongside his Transportation and Logistics business, just started 3 years prior when he was only 21 years old. Now, at 48 his vision has not changed, but he is more focused, as new legislation is allowing him to do what he was unable to do 25 years ago in real estate and that is being able to bring the financial power of the community to the forefront by establishing a cooperative method to be used, to buy back our land, communities, build infrastructure that will create community businesses, utility services, a financial network that will allow his people to circulate it's financial capital amongst itself and solidify a right of an equity stake for the people in every community.

Tanen's formal education includes a Bachelor's of Science in Game Art & Computer Animation, Master's of Art in Entrepreneurship: Small Business, Masters in Business Administration. He has spent decades investing in and renovating millions of dollars of single family homes that benefited the subsidize housing market in Southwest Dallas, educating the community about how to properly set up and structure a business entity and instilling the importance of the financial power of pooling resources for financial independence.

Principal Security Holders
The following table sets forth as of the date of this Offering the ownership of the presently issued and outstanding securities by persons who own 5% or more of the Company's shares, and by officers and directors:

Name	No. of Shares	% of Shares Outstanding
Tanen Ankh Aha Andrews	181,790,532	100%

Business and Anticipated Business Plan
The Company was formed as a cooperative to provide an array of affordable real estate services to include but not limited to developing an affordable real estate investment platform web and mobile application for all investor types, which will allow for the investment of financial resources in order to acquire large multi-family complexes as well as other real estate as a cooperative group.

We believe moving away from the traditional way of investing in real estate will allow an under–served market of investors to participate in large real estate investment, with limited to no red-tape as a cooperative group. Addressing this financial barrier as a cooperative group, we plan on expanding this cooperative model to each individual investor on a personal level. Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Consumer Cooperative Group, Inc speculative or risky:

1. If Consumer Cooperative Group, Inc is unable to raise additional capital on acceptable terms, it may be unable to maintain enough growth. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete development or establish sales and marketing capabilities.

2. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

3. The Company is faced with all the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in real estate development. Such risks include, among other things, competition from well–established and well–capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval.

4. New competitors could enter the market and could therefore prevent the company from growing as anticipated. This can result in significantly reduced revenues and

larger operating losses.

5. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founders. If we lose those services or if any founder fails to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.

6. Start−up investing is risky. Investing in early−stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early−stage venture often relies on the development of a new service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Our future growth depends on our ability to acquire and renovate houses. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to market requirements and offer homes that meet renter demands. If we are unable to attract renters and/or retain renters, our business, results of operations and financial condition may be materially adversely affected.

8. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our properties, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

9. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

10. These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to you relating to our crowd funding efforts, including these Risk

    Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.

11. As a non−reporting company, the Company is not required to provide you with

annual audited financial statements or quarterly unaudited financial statements.

The Offering

Consumer Cooperative Group, Inc ("Company") is offering securities under Regulation CF, through Buy the Block Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% + 2% equity of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $5,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $1,070,000, oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event the Company fails to reach the offering target of $5,000 any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

What is the purpose of this offering?

Consumer Cooperative Group, Inc plans obtains capital for the purpose of purchasing, renovating, constructing, and renting residential and commercial real estate.

How does the issuer intend to use the proceeds of this offering?

Consumer Cooperative Group, Inc.	Minimum Raise	% used	Maximum Raised	% used
Total Proceeds	$5,000	100%	$1,070,000	100%
CPA Financial Audit	$3500	70%	$6500	6.07%
Marketing	$0	0%	$20,000	18.7%
Working Capital	$1275	25.5%	$75,685	70.7%
BTB Fee	$225	4.5%	$4815	4.5%
Net Proceeds	$0		$0	

How will the issuer complete the transaction and deliver securities to investors?

In entering into an agreement on the Buy the Block Funding Portal to purchase securities, both investors and Consumer Cooperative Group, Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital

Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Buy the Block, browsing to the Investments screen, and clicking to cancel your investment commitment. Buy the Block will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48– hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure
The Offering

1. Describe the terms of the securities being offered.
   We are issuing Securities at an offering price of $10.00 per share minimum 107,000 shares.
2. Do the securities offered have voting rights?
   The Securities are being issued with no voting rights.
3. How may the terms of the securities being offered be modified?
   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one−year period beginning when the securities were issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investor;
3. As part of an offering registered with the U.S. Securities and Exchange Commission; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother−in−law, father−in−law, son−in−law, daughter−in−law, brother−in−law, or sister−in−law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	100,000,000,000	127,684,760	Yes	Transferable
Class B Common Stock	100,000,000,000	32,147,700	Yes	Transferable
Class F Common Stock	1,000,000,000	14,358,860	Yes	Transferable
Class M Common Stock	10,000,000,000	12	Yes	Membership
Series A Preferred Stock	70,000,000	24,584,860	Yes	Transferable

Options, Warrants and Other Rights

None

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

20. How are the securities being offered being valued?

Valuation is based on the venture capitalist method. The valuation is based on assumptions.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The holder of a majority of the shares in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

22. What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer
- or transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Buy the Block investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing when it is needed on terms we deem acceptable.

23. Describe the material terms of any indebtedness of the issuer:
YES.
Indebtedness

Creditor: Pier Fund LLC
Amount Owed: $160,000.00
Interest Rate: 12.0%
Maturity Date: October 16, 2020

Related Party Transactions

Name of Party: Tanen Ankh Aha Andrews
Relationship to Company: Founder/Chairman/CEO

The Company has completed a Related-Party Transaction with the Founder and it consists of a Founders Stock Purchase Agreement with an Intellectual Property (IP) assignment. Out of the 541,000,000,000 Authorized Common & Preferred shares at a no par, stated value of 0.001, 432,800,000,000 shares (80%), the Company agreed to sell the shares to the Founder. Payment was agreed to be paid in the cash equivalent value of the non-cash consideration in accordance with Section 3.1.3 & Exhibit A: the Technology Assignment Agreement and the assignment and stock issuance hereunder is intended to qualify for tax-free treatment under Internal Revenue Code Section 351. One-hundred percent (100%) of the Shares shall initially be subject to the Company's Repurchase Option, On the date five (5) years from January 27, 2017 (the "Vesting Commencement Date") twenty percent (20%) of the Shares (86,560,000,000) subject to the Repurchase Option shall vest and be released from the Repurchase Option. Thereafter, another 20% of the Shares shall equally vest and be released from the Repurchase Option on each yearly anniversary of the Vesting Commencement Date so that One Hundred Percent (100%) of the Shares shall be released from the Repurchase Option on the (10th) anniversary of the Vesting Commencement Date, in any event, subject to the Founder's continued service to the Company through each such date.

During the period between February 3, 2020 thru May 31, 2020, the Founder of the Company advanced funds for operations regarding the acquisition and renovation of investment properties. These advances are non-interest bearing. As of June 1, 2020, the amount of advances outstanding is $67,500.00, respectively, and are recorded under 'Advances– Related Party' on the consolidated balance sheets.

24. What other exempt offerings has Consumer Cooperative Group, Inc conducted within the past three years?
None.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family member of any of the foregoing persons.

Consumer Cooperative Group, Inc answers no to each of the above.

Financial Condition of the Issuer

26. Does the issuer have an operating history? Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
Consumer Cooperative Group, Inc is a new company seeking seed capital to purchase, renovate, rent and sale multifamily complexes (2 units and up) single family residences in the State of Texas area for an underserved and neglected market of investor types.

Financial Information

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
(Fiscal Years Ending 2018 & 2019 Financing statements to be inserted.)

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of

20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   a. In connection with the purchase or sale of any security?
   b. Involving the making of any false filing with the Commission?
   c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   a. In connection with the purchase or sale of any security?
   b. Involving the making of any false filings with the Commission?
   c. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   a. At the time of the filing of this offering statement bars the person from:
      i. Association with an entity regulated by such commission, authority, agency or officer?
      ii. Engaging in the business of securities, insurance or banking?
      iii. Engaging in savings association or credit union activities?
   b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10−year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

a. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
b. Places limitations on the activities, functions or operations of such person?
c. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
d. If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   a. Any scienter−based anti−fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   b. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

   Consumer Cooperative Group, Inc answers 'NO' to all of the above questions.

Other Material Information
30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

DISCLOSURE OF RELIANCE ON TEMPORARY RELIEF

31.   This offering is being conducted on an expedited basis due to circumstances related to COVID-19 and pursuant to the Securities and Exchange Commission's (SEC's) Temporary Relief Regulatory COVID-19 relief. Rule 201(z)(1)(i).

32.   Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. Rule 201(z)(1)(iii).

33.   Investors may cancel an investment commitment for any reason within 48 hours** from the time of their investment commitment;

34.   The intermediary will notify investors when the target offering amount has been met;

35.   The issuer may close the offering at any time after it has aggregate investment commitments for which the 48-hour** right to cancel has elapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

36.   If an investor does not cancel an investment commitment within 48 hours** from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

** Under the temporary rules, 48 hours is the minimum cancellation period, but an issuer may designate a later period. If the issuer has designated a period later than 48 hours, such later period must be disclosed. Rule 201(z)(1)(iv).

Ongoing Reporting

37. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at

The issuer must continue to comply with the ongoing reporting requirements until:
- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.